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                                      SPIRE                  FORM 8-K  EXHIBIT 2
                               INTERNATIONAL CORP.


For Further Information:

Spire International Corp.               Coffin-KCSA
311 North State Street                  15300 Ventura Blvd., Ste. 303
Orem Utah 84057                         Sherman Oaks, California 91403
(801) 226-3355                          (818) 789-0100
Contact:  Robert K. Bench               Contact:       William F. Coffin
          President                                    President



For Immediate Release:
April 22, 1996

            AMACAN RESOURCES CORPORATION AND SPIRE TECHNOLOGIES, INC.
                      ANNOUNCE COMPLETION OF SHARE EXCHANGE

SALT LAKE CITY, UTAH - April 22, 1996 - Amacan Resources Corporation (OTC: ANRP) ("Amacan") and Spire Technologies, Inc. ("Spire"), today announced that they, together with the stockholders of Spire, have completed a share exchange pursuant to which Amacan acquired all the capital stock of Spire and Spire Technologies Systems Division, Inc. (collectively, the "Spire Companies") in exchange for ninety percent of the issued and outstanding capital stock of Amacan. The share exchange, which was declared effective as of April 18, 1996, involves:

     -    the change of Amacan's name to Spire International Corp.
     - the issuance of 3,501,883 shares of the Common Stock of Spire International Corp. to the existing stockholders of Spire Companies in exchange for all of the capital stock of the Spire Companies;
     - a one-for-seven reverse split of the shares of Amacan Common Stock issued and outstanding immediately prior to the effective time of the share exchange;
     - Amacan's assumption of outstanding Spire employee stock options exercisable for up to approximately 650,000 shares of Spire International Corp. Common Stock; and
     - the resignation of Amacan's current officers and directors and designation of replacement officers and directors by the current shareholders of the Spire Companies.

The completion of the share exchange followed the approval of the transaction of Amacan stockholders at a special meeting of stockholders held on April 18, 1996. The shares of Spire International Corp. are anticipated to begin trading in the over-the-counter market on a post-split basis as of April 22, 1996. The trading symbol of Spire International Corp.



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will be SPCC.  Within the next few weeks, Amacan stockholders will receive information concerning procedures for exchanging Amacan certificates for Spire certificates reflecting the reverse split.

Appointed to serve on the Board of Directors until the next meeting of stockholders are Gary B. Godfrey, Brian W. Braithwaite, Sherman H. Smith, William A. Fresh and Robert K. Bench. The new Board also appointed Gary B. Godfrey to the post of Chairman of the Board and Chief Executive Officer, Robert
K. Bench as President and Chief Financial Officer, and Brian W. Braithwaite as Secretary/Treasurer.

Following the completion of the share exchange there will be 3,890,985 common shares outstanding.

Spire and Spire Technologies Systems Division, Inc., which will continue their existing business as wholly owned subsidiaries of Spire International Corp., operate together as a value-added reseller of network computer systems and components, a developer and seller of certain office automation software products and a "service and value added reseller" and distributor of software developed by third parties. The Spire Companies are engaged in the development and implementation of client/server solutions for open computing environments and offer a wide range of desktop, client/server and production systems and related components, peripheral equipment, software and services used in a wide variety of applications, industries and computing environments.


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